SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires on April 3rd, 2014.

By letter dated April 3rd, 2013, the Company reported that it has come to its attention that Inversor Global has been sending via email and with the subject "aviso de inversion inmobiliaria en pesos” (Notice of investment in pesos) communications to the subscriber of Inversor Global announcing that APSA’s junta directiva has decided to offer shares in pesos to retail investors, explaining that the participation in the offer constitutes an investment opportunity in one of the largest malls in the country - Alto Palermo Shopping - and detailing the requirements to be met by investors. These requirements include subscribing to a special platform, minimum amounts for subscription, data entry of credit card, among others.

In this regard we inform that (i) APSA has no affiliation whatsoever with Inversor Global; (ii) as APSA is a corporation under Law No. 19,550 does not have a junta directiva, but a Directorio (Board of Directors), which has not approved nor is considering to approve any decision to offer shares to retail investors, stressing the fact that this type of decisions is solely a right of the shareholders; and (iii) APSA has not granted any authorization to Inversor Global to take any action on its behalf.

It is noted that a copy of the communication mentioned here has been filed with the Comisión Nacional de Valores in order to request it take necessary and appropriate action for the cessation of this communication.

It also reports that APSA is studying the merits of initiating legal actions that may correspond.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Alto Palermo S.A. (APSA)

By:	/S/ Saúl Zang
Saúl Zang
Responsible of relationship with the markets
April 4th, 2014